Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS
We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-188677 on Form S-3 of Preferred Apartment Communities, Inc. of our report dated June 23, 2011 related to the statement of revenues and certain operating expenses of the Acquired Property (Oxford Trail) for the year ended December 31, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement), incorporated by reference from Preferred Apartment Communities, Inc.’s Current Report on Form 8-K/A filed on June 24, 2011, and to the reference to us under the heading “Experts” in such Prospectus, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
July 15, 2013